Exhibit 3.46

AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY PLUS NATURAL GAS LP

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Section 13.11.	Governing Law	17
Section 13.12.	Waiver of Action for Partition	17
Section 13.13.	Counterpart Execution	17

ARTICLE 14 DEFINITIONS		17

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AGREEMENT OF LIMITED PARTNERSHIP
OF
ENERGY PLUS NATURAL GAS LP
(a Delaware limited partnership)

THIS AGREEMENT OF LIMITED PARTNERSHIP of Energy Plus Natural Gas LP, a Delaware limited partnership, is made as of this 23rd day of August, 2010 by and between Energy Plus Holdings LLC, a Delaware limited liability company (the “General Partner”), and Richard Vague and Kevin Kleinschmitt (together with any other Persons who may be admitted as a limited partner hereunder, the “Limited Partners”). Capitalized terms used in this Agreement shall have the meanings set forth in Section 14 hereof unless a capitalized term is otherwise defined in a particular Section of this Agreement in which it is used.

ARTICLE 1
GENERAL PROVISIONS

Section 1.1.            Background. The General Partner and the Limited Partners desire to establish a limited partnership for the purpose of (i) operating an energy services and natural gas distribution company and (ii) engaging in such other lawful activities as limited partnerships are permitted to engage in under applicable law (the “Business”).

Section 1.2.            Formation. On August 23, 2010 (the “Formation Date”), the Certificate of Limited Partnership (the “Certificate”) was filed with the Secretary of State of the State of Delaware, and the Partnership was formed thereby pursuant to and in accordance with the Act. The Partners acknowledge and agree that the Partnership will operate in accordance with the Act and upon the terms and conditions set forth in this Agreement and that this Agreement shall govern the relationships of the Partners as to their rights, interests and obligations in the Partnership. The General Partner shall file or cause to be filed such other filings, as may be necessary to comply with the laws of formation and operation of a limited partnership in the State of Delaware and any other jurisdiction in which the Partnership may conduct business.

Section 1.3.            Name and Address. The name of the Partnership shall be Energy Plus Natural Gas LP, or such other name as the General Partner may designate from time to time. The Partnership’s principal office shall be located at 3711 Market Street, 10th Floor, Philadelphia, PA 19104 or such other location as the General Partner may determine.

Section 1.4.            Purposes of Partnership. The Partnership was formed to engage in the Business and shall continue in existence for such purpose. In furtherance of this purpose, the Partnership may borrow monies, purchase goods and services, purchase, sell, lease or encumber property, and do all other things necessary or appropriate to carry out such purpose. The Partnership may engage in such other activities as is necessary for the Partnership to operate the Business.

Section 1.5.          No Partnership Certificates. The Interests of the Partners in the Partnership shall not be certificated.

Section 1.6.            Term. The Partnership commenced upon the filing of the Certificate of Limited Partnership with the Secretary of the State of Delaware and shall continue until terminated in accordance with this Agreement.

ARTICLE 2
CAPITAL CONTRIBUTIONS

Section 2.1.            Capital Contributions. As of the Formation Date, the General Partner and the Limited Partners referred to on Exhibit A (each an “Initial Partner” and collectively the “Initial Partners”) have contributed cash and assets in the amount and values set forth next to each such Partner’s name under the column entitled “Capital Contribution” on Exhibit A.

(a)             Each Initial Partner shall have a Percentage Interest in the Partnership in the amount set forth next to that Partner’s name under the column entitled “Percentage Interest” on Exhibit A.

(b)             No Initial Partner shall be entitled to the return of, or interest on, that Partner’s Capital Contributions except as otherwise provided herein.

(c)             Each Initial Partner hereby represents and warrants to the other Partners and to the Partnership that such Partner has (i) good and valid title to the cash and any other assets that it has contributed to the Partnership as set forth in this Section 2.1, free and clear of all liens, security interests and other encumbrances and (ii) the power and authority to make such capital contribution to the Partnership.

Section 2.2.            Additional Capital Contributions. No Partner shall be required to contribute additional capital to the Partnership.

ARTICLE 3
CAPITAL ACCOUNTS

Section 3.1.            Maintenance of Capital Accounts. The Partnership shall maintain a Capital Account for each Partner in accordance with Treasury Regulations issued under Section 704(b) of the Code and the provisions of this Section 3.1.

3.1.1.       To each Partner’s Capital Account there shall be credited such Partner’s Capital Contributions, such Partner’s distributive share of Profits, any items in the nature of income or gain which are specially allocated pursuant to this Agreement and which would otherwise be included in the computation of Profits and Losses, and the amount of any Partnership liabilities assumed by such Partner or which are secured by any property of the Partnership distributed to such Partner (but only to the extent such liabilities are to be credited pursuant to the Treasury Regulations).

3.1.2.       To each Partner’s Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property of the Partnership distributed to such Partner pursuant to any provision of this Agreement, such Partner’s distributive share of Losses, any items in the nature of expenses or losses which are specially allocated pursuant to this

Agreement and which would otherwise be included in the computation of Profits and Losses, and the amount of any liabilities of such Partner assumed by the Partnership or which are secured by any property contributed by such Partner to the Partnership (but only to the extent such liabilities are to be debited pursuant to the Treasury Regulations).

3.1.3.       In the event any Interest of a Partner in the Partnership or portion thereof is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest or portion thereof.

Section 3.2.            Revaluation of Partnership Property. The Capital Accounts of the Partners shall be adjusted to reflect a revaluation of the Partnership Property made by the General Partner pursuant to the definition of Gross Asset Value; provided that any adjustments hereunder shall be made in accordance with and to the extent provided in Treasury Regulations §1.704-1(b)(2)(iv)(f) and (g).

Section 3.3.            Compliance with Treasury Regulations. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Code Section 704(b) and the Treasury Regulation promulgated thereunder and shall be interpreted and applied in a manner consistent therewith. In the event that the General Partner shall determine that it is prudent to modify the manner in which Capital Accounts or any debits or credits thereto are computed in order to comply with such Regulations, the General Partner may make such modifications without the consent of the Limited Partners, provided that such modifications are not likely to have a material effect on the amounts distributable to the Partners upon the dissolution of the Partnership.

ARTICLE 4
ALLOCATIONS

Section 4.1.            Profits. After giving effect to the special allocations set forth in Section 4.3, and subject to Section 4.4, Profits for any Fiscal Year shall be allocated to the Partners in proportion to their respective Percentage Interests.

Section 4.2.            Losses. After giving effect to the special allocations set forth in Sections 4.3, and subject to Section 4.4, Losses for any Fiscal Year shall be allocated to the Partners in proportion to their respective Percentage Interests.

Section 4.3.            Regulatory Allocations. The allocations set forth in Sections 4.1 and 4.2 are intended to allocate Profits and Losses to the Partners in compliance with the requirements of section 704(b) of the Code and the Regulations promulgated thereunder. If the General Partner reasonably determines that the allocation of Profits or Losses for any period pursuant to the provisions of Sections 4.1 and 4.2 does not satisfy the “substantial economic effect safe harbor” of section 704(b) of the Code or the Regulations promulgated thereunder (including the minimum gain and partner minimum gain chargeback requirements of Regulations §1.704-2 and the qualified income offset requirement of Regulations §1.704-1(b)(2)(ii)(d)), then notwithstanding anything to the contrary contained in this Agreement, items otherwise included in the computation of Profits and Losses shall be specially allocated in such manner as the

General Partner shall reasonably determine to be required by section 704(b) of the Code and the Regulations promulgated thereunder; provided, however, that, if the General Partner exercises authority to make such allocations, then, notwithstanding the other provisions of this Section 4.3, but subject to section 704(b) of the Code and the Regulations promulgated thereunder, the General Partner shall reallocate other items of income, gain, deduction, loss, or other items otherwise included in the computation of Profit or Loss among the Partners so as to cause the Partners’ respective separate Capital Accounts to have balances (or as close thereto as possible) they would have if Profits and Losses and all other items of income, gain, deduction or loss were allocated without reference to the allocations permitted by this Section 4.3. For the avoidance of doubt, no Loss shall be allocated to any Limited Partner if such allocation would cause or increase an Adjusted Capital Account Deficit with respect to such Limited Partner at the end of any Fiscal Year, and all Losses in excess of this limitation shall be allocated to the General Partner and then offset, as soon as practicable, by subsequent special allocations of Profits and gross items of income otherwise included in the computation of Profits and Losses.

Section 4.4.            Other Allocation Rules. Profits, Losses and any other items of income, gain, loss or deduction shall be allocated to the Partners pursuant to this Article 4 as of the last day of each Fiscal Year; provided that Profits, Losses and such other items shall also be allocated at such times as the Gross Asset Values of Partnership Property are adjusted pursuant to the definition of Gross Asset Value.

(a)             For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the General Partner using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

(b)             The Partners are aware of the income tax consequences of the allocations made by this Article 4 and hereby agree to be bound by the provisions of this Article 4 in reporting their shares of Partnership income and loss for income tax purposes, except to the extent otherwise required by law.

(c)             Solely for purposes of determining a Partner’s proportionate share of the “excess nonrecourse liabilities” of the Partnership within the meaning of Treasury Regulation §1.752-3(a)(3), the Partners’ interest in Partnership profits are in proportion to their Percentage Interests.

(d)             To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the General Partner shall endeavor to treat distributions of Net Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Limited Partner.

Section 4.5.            Tax Allocations. For each Fiscal Year, items of taxable income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Partners in the same manner as their corresponding book items were allocated pursuant to Sections 4.1, 4.2, and 4.3 for such Fiscal Year, as modified by the following principles:

(a)           In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value in Article 14).

(b)           In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to paragraphs (c) or (d) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

(c)           Any elections or other decisions relating to such allocations shall be made by the General Partner in any manner that reasonably reflects the purpose and intention of this Agreement.

(d)           Allocations pursuant to this Section 4.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of Profits, Losses, other items, or distributions pursuant to any other provision of this Agreement.

ARTICLE 5
DISTRIBUTIONS

Section 5.1.            Available Cash Flow. Except as otherwise provided in Section 5.2 hereof, distributions of Available Cash Flow, if any, shall be made at such times and in such amounts as the General Partner shall determine; provided that any distributions made hereunder shall be made to the Partners in accordance with their Percentage Interests, except as otherwise provided in Section 5.3 hereof.

Section 5.2.            Tax Withholding. The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Partners, and to pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law, and shall allocate any such amounts to the Partners with respect to which such amount was withheld. All amounts so withheld shall be treated as amounts paid or distributed, as the case may be, to the Partners with respect to which such amount was withheld pursuant to this Section 5.2 for all purposes under this Agreement, including Sections 5.1 and 5.3 hereof.

Section 5.3.          Distributions Upon Liquidation. If all or substantially all of the assets of the Partnership are sold in connection with a liquidation of the Partnership, or if the Partnership is otherwise liquidated, the assets of the Partnership shall be distributed in the following order and priority:

(a)           First, to payment of the debts and liabilities of the Partnership (other than those to Partners) in the order of priority provided by law, provided that the General Partner shall first pay, to the extent permitted by law, liabilities with respect to which any Partner is or may be personally liable.

(b)           Second, to payment of the expenses of liquidation of the Partnership in the order of priority provided by law, provided that the General Partner shall first pay, to the extent permitted by law, liabilities or debts owed to Partners.

(c)           Third, to the setting up of such reserves as the General Partner may deem reasonably necessary for any contingent or unforseen liabilities or obligations of the Partnership arising out of or in connection with the business of the Partnership, provided that any such reserve will be held by the General Partner for the purposes of disbursing such reserves in payment of any of the aforementioned contingencies and at the expiration of such period as the General Partner shall deem advisable (but in no case to exceed eighteen (18) months from the date of liquidation unless an extension of time is consented to by the Limited Partners), to distribute the balance thereafter remaining in the manner hereinafter provided.

(d)           The balance of the proceeds, if any, to be distributed on or before the later of (i) the end of the taxable year during which such liquidation occurs or (ii) ninety (90) days after the date of such liquidation, to the Partners to the extent of and in proportion to their then respective positive Capital Account balances, as determined after taking into account all Capital Account adjustments required by Treasury Regulation §1.704-1(b) for the taxable year of the Partnership in which such liquidation occurs.

Section 5.4.            Distributions in Kind. Except as otherwise provided by this Agreement, distributions of Partnership Property may be made in cash or in kind as determined by the General Partner. Immediately prior to any distribution to be made in kind, the Gross Asset Value of the Partnership Property to be distributed shall be adjusted to its fair market value as provided in the definition of Gross Asset Value. After such determination of the Gross Asset Value of the Partnership Property to be distributed, such Partnership Property shall be deemed to have been sold for its Gross Asset Value on the date of distribution and the Partnership Property shall be distributed to the Partners in same order and priority that the deemed proceeds of such constructive sale would have been distributed, if they constituted proceeds of a liquidation and were distributable pursuant to Section 5.3(d). No Partner shall have the right to sue for a partition of Partnership Property with respect to a distribution made pursuant to this Section 5.4 and the General Partner shall have the right to distribute Partnership Property to the Partners entitled thereto pursuant to this Section 5.4 as tenants in common in the same proportions in which such Partners would have been entitled to cash distributions pursuant to Section 5.3(d).

Section 5.5.            No Obligation to Restore Negative Capital Account. The Limited Partners shall not be required to restore any deficit or negative balance which may exist from time to time or upon liquidation in its Capital Account.

ARTICLE 6
MANAGEMENT

Section 6.1.          Management. Except as otherwise provided herein, the management of the Partnership shall be vested exclusively in the General Partner and the

General Partner shall have full and exclusive control over the business of the Partnership. The Limited Partners shall not participate in the management, control, or general conduct of the business of the Partnership.

Section 6.2.            Officers of the Partnership; Reliance by Third Parties.

(a)           The Partnership shall have officers, appointed by the General Partner, who shall have such powers as are usually exercised by comparably designated officers of a Delaware corporation and who, subject to the direction of the General Partner, shall have the power to bind the Partnership through the exercise of such powers. All officers will serve at the discretion of the General Partner and may serve in the same capacity or in different capacities, as the General Partner may from time to time determine.

(b)           Persons dealing with the Partnership shall be entitled to rely on a certificate of any officer of the Partnership as conclusive evidence of the incumbency of any officer of the Partnership and such officer’s authority to take action on behalf of the Partnership and shall be entitled to rely on a copy of any resolution or other action taken by the General Partner, certified by any officer of the Partnership, as conclusive evidence of such action and of the authority of the officer referred to in such resolution or other action to bind the Partnership to the extent set forth therein.

Section 6.3.            Authority of the General Partner and Officers. Except as otherwise provided herein, the General Partner, and any officers designated by the General Partner as specified above, shall have the sole and exclusive authority to make all management decisions for the Partnership, including all decisions relating to or affecting the Partnership Property, without the consent of the Limited Partners.

ARTICLE 7
GENERAL PARTNER

Section 7.1.            Activities of the General Partner. The General Partner shall devote so much of its time to the affairs of the Partnership as the Partnership shall reasonably require. The General Partner may make all decisions and take all actions for the Partnership not otherwise reserved for the Limited Partners pursuant to the Act or this Agreement, including, without limitation, the following:

(a)           maintaining the assets of the Partnership in good order, and acquiring, utilizing for Partnership purposes, and disposing of any asset of the Partnership;

(b)           collecting sums due the Partnership and, to the extent that funds of the Partnership are available therefor, paying debts and obligations of the Partnership and expending the funds of the Partnership;

(c)           adopting any annual, operating or capital expenditure budget or business plan;

(d)           opening and maintaining bank and investment accounts and arrangements, drawing checks and other orders for the payment of money, and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(e)           investing any available funds of the Partnership in such interest-bearing accounts, bills, certificates, marketable securities and such other assets as the General Partner shall deem prudent, reasonable and appropriate;

(f)            entering into, making, and performing contracts, agreements, leases, and other undertakings binding the Partnership that may be necessary, appropriate, or advisable in furtherance of the purposes of the Partnership and making all decisions and waivers thereunder, including, without limitation, with any other Partner or any Affiliate of the Partnership, the General Partner or any other Partner, on such terms as the General Partner determines in its sole discretion;

(g)           loaning moneys of the Partnership to third parties, including, without limitation, to any other Partner or any Affiliate of the Partnership, the General Partner or any other Partner, on such terms as the General Partner determines in its sole discretion;

(h)           borrowing moneys, from one or more Partners or third parties, or otherwise committing the credit of the Partnership for Partnership activities and voluntary prepayments or extensions of debt;

(i)            securing the payment of the sums borrowed or owed by the Partnership through the mortgage, pledge, encumbrance, grant of a security interest, or assignment in trust of all or any part of the Partnership’s property;

(j)            selecting, hiring, removing, and changing the authority and responsibility of the officers and employees of the Partnership, if any, and establishing the compensation therefor;

(k)           delegating any of the authority of the General Partner to one or more of the officers or employees of the Partnership; and

(1)           selecting, removing, and changing the authority and responsibility of lawyers, accountants, and other advisers and consultants, and establishing the compensation therefor;

(m)          determining the kinds and amounts of insurance the Partnership shall carry, and obtaining such insurance policies as the General Partner deems necessary or desirable from time to time and paying therefor such premiums as the General Partner may deem reasonable and appropriate;

(n)           initiating or settling, on behalf of the Partnership, any Proceeding or any tax claim or audit adjustment, or series of related Proceedings, claims or adjustments, with any Person, including, without limitation, any other Partner or any Affiliate of the Partnership, the General Partner or any other Partner;

(o)           making any change in the name or registered address of the Partnership;

(p)           making any change in the Fiscal Year of the Partnership;

(q)           adopting, using or conducting the business of the Partnership under any trademarks or trade names or assumed names, except the Partnership shall not use the name of any Partner without such Partner’s prior written consent; and

(r)            taking such other actions and performing such other acts the General Partner may deem necessary, appropriate or advisable to carry out the business of the Partnership.

Section 7.2.            General Partner Dealings with the Partnership. The General Partner and its Affiliates, or any unitholder, officer, director, employee, or agent of the General Partner or its Affiliates may contract and deal with the Partnership as a manager, an employee, independent contractor or agent on behalf of others, and may receive from such others or the Partnership fees, compensation or commissions or other income incident to such dealings; provided, however, that such dealings with the Partnership shall be conducted at arm’s length and any such income, fees, commissions shall be reasonable.

Section 7.3.            Exculpation of General Partner. The General Partner, its Affiliates, unitholders, officers, directors, employees, and agents of the General Partner or its Affiliates shall not be liable, responsible, accountable in damages or otherwise to the Partnership or any other Partner for any act (including, without limitation, for entering into any business arrangement with any other Partner or any Affiliate of the Partnership, the General Partner or any other Partner, on such terms as the General Partner determines in its sole discretion) or failure to act or for any mistakes of judgment which the General Partner reasonably believed to be in the best interests of the Partnership or for losses due to such mistakes, actions or inactions, except to the extent such action or inaction constitutes a breach of fiduciary duty, bad faith or willful misconduct.

Section 7.4.            Indemnification. To the extent permitted by the Limited Partners, and to the fullest extent permitted by law, the General Partner and its Affiliates, or any unitholders, officers, directors, employees, and agents of the General Partner or its Affiliates (each of the foregoing being referred to as an “Indemnitee”) shall be indemnified, defended and held harmless by the Partnership, its receivers, or trustees from and against any losses, liabilities, damages, expenses, judgments, fines, settlements, actions or claims to which any such person may become subject relating to or arising out of the business of the Partnership, or the exercise by any Indemnitee of any act performed or omitted to be performed in connection with the operation of the Partnership or the Partnership Property, or the exercise by such person of any authority conferred upon him or it under this Agreement. Notwithstanding the foregoing, no Indemnitee shall be entitled to indemnification hereunder with respect to any issue, claim or matter in respect of which such Indemnitee has been adjudged liable for bad faith or willful misconduct.

Section 7.5             Valuations. Unless otherwise provided herein, valuation of the Partnership’s Property shall be conducted at such times as determined by the General Partner, and the General Partner shall, in good faith and in its reasonable discretion, determine the value of all Partnership Property for all purposes of this Agreement and such valuation shall be binding on all Partners unless a Limited Partner provides a written objection to such valuation within fifteen (15) days after notice to the Limited Partners of a valuation by the General Partner. Within thirty (30) days after receipt of such an objection, the General Partner shall select an independent appraiser to conduct an appraisal of the subject asset(s) of the Partnership.

ARTICLE 8
LIMITED PARTNERS

Section 8.1.            Voting Rights. The Limited Partners shall not have the right to vote or consent on any matter except as set forth in this Agreement or the Act.

Section 8.2.            No Right to Participate in Business. Except as specifically set forth in this Agreement, the Limited Partners may not participate in the management and control of the business or affairs of the Partnership. The Limited Partners may not act in the name of or on behalf of the Partnership or bind the Partnership in any matter.

Section 8.3.            Limited Liability of Limited Partners. No Limited Partner shall be liable to the Partnership or third parties for the debts, liabilities, contracts, or any other obligations of the Partnership except as otherwise provided by the Act or other applicable state law. In furtherance and not in limitation of the foregoing, the Limited Partners and their Affiliates, or any unitholders, officers, directors, employees, and agents of the Limited Partners or their Affiliates shall be indemnified, defended and held harmless by the Partnership, its receivers, or trustees from and against any losses, liabilities, damages, expenses, judgments, fines, settlements, actions or claims to which any such person may become subject relating to or arising out of any of the debts, liabilities, contracts, or any other obligations of the Partnership referred to in the immediately preceding sentence.

Section 8.4.            Rights to Partnership Property. Except as otherwise provided in this Agreement, the Limited Partners shall look solely to the assets of the Partnership for the return of their Capital Contribution and Capital Account.

ARTICLE 9
TRANSFERABILITY OF PARTNERSHIP INTERESTS

Section 9.1.            Transfers.

(a)           Restrictions. Except as provided in Section 9.1(b) hereof, no Partner shall sell, assign, transfer, give, bequeath, devise, donate or otherwise dispose of, or pledge, deposit or otherwise encumber, in any way or manner whatsoever, whether voluntary or involuntary (all of the foregoing hereinafter referred to as “transfer”), any legal or beneficial interest in the Partnership (an “Interest”) now or hereafter owned (of record or beneficially) by such Partner except as expressly provided in this Agreement and in accordance with its terms and conditions.

(b)           Certain Excluded Transfers. Provided the transferee agrees in writing to be bound by the terms of this Agreement, the provisions of Sections 9.1 and 9.2 hereof shall not apply to the following transfer of Interests by the Partners:

(i)            transfers of Interests from one Partner to another;

(ii)           gifts, bequests or transfers by any individual Partner to any spouse, parent, sibling, child, or grandchild of the Partner, or any trusts for the benefit of any one or more of the foregoing; and

(iii)          transfers from an estate of any individual Partner to any spouse, parent, sibling, child, or grandchild of the deceased Partner, or any trust for the benefit of any one or more of the foregoing.

Section 9.2.            Partners’ Limited Right to Dispose of Interest.

(a)           Offer to Sell Interest. Except as otherwise provided in Section 9.1 hereof, if any Partner shall at any time desire to sell all or any of such Partner’s Interest, such Partner (the “Selling Partner”) shall first prepare a written offer (the “Offer”) to sell such Interest or portion thereof (the “Offered Interest”) setting forth the proposed date of the sale, the proposed price for the Interest, and the other terms and conditions upon which the sale is proposed to be made. Such notice shall also specify whether a Third Party Purchaser (as hereinafter defined) has made an offer to acquire such Interest. The Selling Partner shall then transmit a copy of the Offer to the General Partner. Within two (2) business days of receipt of the Offer, the General Partner shall transmit a copy of the Offer to the Partners other than the Selling Partner.

(b)           Option of Partnership. Transmittal of the Offer to the General Partner by the Selling Partner shall constitute an offer by the Selling Partner to sell all of the Selling Partner’s Offered Interest to the Partnership at the price and upon the terms set forth in the Offer. For a period of fifteen (15) days after the submission of the Offer to the General Partner, the Partnership shall have the option, exercisable by written notice to the Selling Partner with a copy to each of the other Partners, to accept the Selling Partner’s Offer as to all, but not less than all, of the Selling Partner’s Offered Interest.

(c)           Option of Offeree Partners. In the event that the Partnership does not exercise its option to purchase all of the Offered Interest in accordance with Section 9.2 (b) hereof, the Selling Partner, upon notice from the General Partner of the Partnership’s decision not to accept the Offer as to all of the Offered Interest (or upon expiration of the fifteen-day option period referred to in Section 9.2(b) hereof if Partnership fails to give notice as aforesaid), shall be deemed to have offered in writing to sell all, but not less than all, of the Offered Interest to the other Partners as a group (“Offeree Partners”) at the price and upon the terms set forth in the Offer. For a period of fifteen (15) days after such Offer to the Offeree Partners, the Offeree Partners shall have the option, exercisable by written notice to the Selling Partner with a copy to the Partnership and to each of the other Offeree Partners, to accept the Offer as to the Offered Interest. Each Offeree Partner who exercises this option shall agree, by doing so, to purchase that proportionate part of the Offered Interest which the Percentage Interest owned by such Offeree Partner bears to the total Percentage Interests owned by all Offeree Partners (or in such other proportions as the Offeree Partners may agree among themselves). In the event that one or more of the Offeree Partners does not exercise its option in accordance with this Section 9.2(c), the Offeree Partners who exercised their options pursuant to this Section 9.2(c) shall have a further option for a period of five (5) additional days following the expiration of the fifteen-day period set forth in this Section 9.2(c) to accept the Offer as to the Offered Interest, and each such Offeree Partner who exercises this further option shall agree, by doing so, to purchase that proportionate part of the Offered Interest, which the Percentage Interest owned by such Offeree Partner bears to the total Percentage Interests owned by all of the Offeree Partners exercising their option pursuant to this Section 9.2(c) (or in such other proportions as such Offeree Partners may agree among themselves).

(d)           Sale to Third Party Purchaser. If, at the end of the option periods described in Sections 9.2(b) and (c) hereof (the “Option Periods”), options have not been exercised by the Partnership and/or the Offeree Partners to purchase all of the Offered Interest, then the Selling Partner shall be free for a period of thirty (30) days thereafter to sell any or all of the Offered Interest as to which options have not been exercised (the “Remaining Interest”) to a third party purchaser (the “Third Party Purchaser”) at the price and upon the terms and conditions set forth in the Offer. If such Remaining Interest are not so sold within the aforesaid thirty-day period, then the Selling Partner shall not be permitted to sell such Remaining Interest without again complying with this Article 9.

Section 9.3.            Purchase Price, Terms and Settlement.

(a)           Purchase Price and Terms. The purchase of the Offered Interest and the terms of payment shall be as contained in the Offer.

(b)           Settlement. Settlement for the purchase of the Offered Interest by the Partnership or by a Partner pursuant to the provisions of Section 9.2 hereof, shall be made within thirty (30) days following the date of exercise of the last option exercised. All settlements for the purchase and sale of an Offered Interest shall, unless otherwise agreed to by all of the purchasers and sellers, be held at the principal executive offices of the Partnership during regular business hours. The precise date and hour of settlement shall be fixed by the purchaser or purchasers (within the time limits proscribed in this Agreement), or in the event the purchasers fail to agree, by the General Partner, by notice in writing to the seller given at least five (5) days in advance of the settlement date specified.

(c)           Authority. The seller, if a personal representative of a Partner, shall, upon request of a purchaser, provide prior to the date of settlement, evidence reasonably satisfactory to the purchaser of the seller’s legal status as personal representative of such Partner.

Section 9.4.        Reallocation of Partnership Interests to Reflect Transfers. Upon consummation of the transfer of an Interest in accordance with this Article 9, Exhibit A shall be revised to reflect the reallocation of Percentage Interests as a result of such transfer.

Section 9.5.            Transfer in Violation of Agreement. Except as provided in this Article 9, any purported transfer of an Interest which is not made in compliance with this Agreement shall be null and void ab initio and of no force or effect whatsoever.

ARTICLE 10
ADDITIONAL LIMITED PARTNERS

Section 10.1.          Admission of Additional Partners. Except as set forth in Section 9 hereof, no Person shall be admitted to the Partnership as an additional Limited Partner or General Partner without the prior written consent of the General Partner.

Section 10.2.          Limitations. Notwithstanding Section 10.1 hereof, no additional Partner shall be admitted to the Partnership until such prospective Partner (a) provides evidence satisfactory to the Partners that such an admission will not violate any applicable securities laws, (b) provides evidence satisfactory to the Partners that such an admission will not cause a termination of the Partnership under Section 708(b) or any other provision of the Code unless such requirement is waived by the General Partner, and (c) agrees to be bound by all of the terms and provisions of this Agreement (including the representations and warranties contained herein) by becoming a signatory hereto.

ARTICLE 11
DISSOLUTION AND WINDING UP

Section 11.1.          Dissolution. The Partnership shall be dissolved upon the first to occur of any of the following events (each a “Dissolution Event”):

(a)           The sale of all or substantially all of the assets of the Partnership; or

(b)           The election of the General Partner to dissolve the Partnership; or

(c)           An event set forth in Section 17-801 of the Act.

Section 11.2.          Winding Up.         Upon the dissolution of the Partnership, the Partnership shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its asset, (except as otherwise provided in Section 5.3 hereof) and satisfying the claims of its creditors. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership’s business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement shall continue in full force and effect until such time as the Partnership Property has been distributed pursuant to Section 5.3 and the certificates of dissolution have been filed in accordance with the Act. The General Partner shall be responsible for overseeing the winding up and dissolution of the Partnership, shall take full account of the Partnership’s liabilities and Property and either shall cause (i) the Partnership Property to be liquidated as promptly as is consistent with obtaining the fair market value thereof, and distribute the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as set forth in Section 5.3 hereof; or (ii) cause the Partnership Property to be distributed in kind in accordance with Section 5.4 hereof.

Section 11.3         Deemed Distribution and Recontribution. Notwithstanding any other provisions of this Section 11, in the event the Partnership is liquidated within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) but no Dissolution Event has occurred, the Partnership Property shall not be liquidated, the Partnership’s liabilities shall not be paid or discharged, and the Partnership’s affairs shall not be wound up. Instead, solely for federal income tax purposes, the Partnership shall be deemed to have contributed all its Property and liabilities to a new limited partnership in exchange for limited partnership interests and a general partnership interest in such partnership and, immediately thereafter, the Partnership will be deemed to liquidate by distributing partnership interests in the new partnership to the Partners.

ARTICLE 12
BOOKS OF ACCOUNT AND TAX MATTERS

Section 12.1.          Books of Account. At all times during the continuance of the Partnership, the General Partner shall keep or cause to be kept, in accordance with generally accepted accounting practices, full and true books and records of account in which shall be entered fully and accurately the business transactions arising out of and in connection with the conduct of the business of the Partnership. All of the books of account of the Partnership, together with an executed copy of the Certificate and any amendments thereto, shall at all times be maintained at the principal office of the Partnership and shall be opened to the reasonable inspection and examination of the Limited Partners or the Limited Partners’ representatives.

Section 12.2.          Financial Statements. The General Partner shall cause an annual report of the operations of the Partnership to be prepared within ninety days following the end of the Fiscal Year. Said annual report shall include a balance sheet as of the end of the Fiscal Year and an income statement for the Fiscal Year. The Partnership shall also prepare a statement showing the amounts allocated to each Partner’s Capital Account pursuant to this Agreement during or in respect of such year, and any item of income, deduction, credit or loss allocated to him for purposes of the Code pursuant to this Agreement.

Section 12.3.          Tax Matters.

(a)           Tax Information. The General Partner shall deliver or cause to be delivered to the Limited Partners such information as is necessary for the Limited Partners to prepare their federal, state and local tax returns. The General Partner shall use reasonable efforts to provide such information within sixty (60) days after the end of each Fiscal Year.

(b)           Tax Matters Partner. The General Partner shall be the Tax Matters Partner and shall represent the Partnership and the Partners before taxing authorities or courts of competent jurisdiction in tax matters affecting the Partnership and the Partners in their capacity as Partners. The Tax Matters Partner is authorized to act as the Tax Matters Partner under the Code and in any similar capacity under state or local law. The Tax Matters Partner shall give notice to all Partners of the commencement of any administrative proceeding at the partnership level with respect to a partnership item within the meaning of Section 6231(a)(3) of the Code and of the final partnership administrative adjustment resulting from any such proceeding.

(c)           Tax Elections. Other than any election which would cause the Partnership to be taxed as other than a partnership, the General Partner may make, revoke, or rescind all tax elections on behalf of the Partnership, (including the election under Section 754 of the Code, or any comparable provision of applicable state law, and as the same may be amended in the future, at such times and in such manner as it deems appropriate to obtain all the benefits provided for by such Section); provided that neither the Partnership nor the General Partner shall be held responsible or liable for making or failing to make such elections.

(d)           Fiscal Year. Each Fiscal Year and taxable year of the Partnership shall commence on January 1 and shall expire on December 31 thereafter until the termination of the Partnership unless a different taxable year is required to be used by the Partnership pursuant to Section 706 of the Code in which case such different taxable year will be both the taxable year and the fiscal year of the Partnership.

(e)           Tax Returns. The General Partner shall cause to be prepared and timely filed, at the Partnership’s expense, all federal, state and local income tax returns and reports required to be filed by the Partnership. All such returns and reports shall be prepared by the Partnership’s regular independent certified public accountants.

ARTICLE 13
MISCELLANEOUS

Section 13.1.          Amendments. This Agreement may not be amended without the prior written consent of all of the Partners.

Section 13.2.          Notices. All notices and other communications to be given hereunder shall be in writing and shall be deemed given only if sent by facsimile, overnight courier or by certified or registered mail, return receipt requested, postage prepaid, in each case, addressed to the following addresses (or to such other address as a party may hereafter designate for himself or itself by written notice to the General Partner):

If to the General Partner:

Energy Plus Holdings LLC

3711 Market Street, 10th Floor

Philadelphia, PA 19104

Attention: Kevin Kleinschmitt, President

Telephone: (267) 295-0631

Fax: (866) 857-8014

If to the Limited Partner(s):

Richard Vague

3711 Market Street, 10th Floor

Philadelphia, PA 19104

Telephone: (215) 989-9869

Fax: (866) 857-8014

Kevin Kleinschmitt

3711 Market Street, 10th Floor

Philadelphia, PA 19104

Telephone: (267) 295-0631

Fax: (866) 857-8014

With a copy to:

Christopher S. Miller, Esquire

Pepper Hamilton LLP

400 Berwyn Park

899 Cassatt Rd.

Berwyn, PA 19312

Telephone: (610) 640-7837

Fax: (610) 640-7835

If to any Persons who may be admitted as a Limited Partner after the date hereof, to the address of such Limited Partner set forth on a revised Exhibit A hereto.

Any such notices shall be effective upon actual receipt if sent by facsimile or overnight courier, or two (2) business days after mailing if sent by another method set forth above.

Section 13.3.          Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Partners and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

Section 13.4.          Construction. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Partner.

Section 13.5.          Time. Time is of the essence with respect to this Agreement.

Section 13.6.          Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

Section 13.7.          Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

Section 13.8.          Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

Section 13.9.          Additional Documents. Each Partner, upon the request of any General Partner, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement or the purposes of the Partnership.

Section 13.10.        Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

Section 13.11.        Governing Law. The laws of the State of Delaware shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Partners without regard to conflict of laws principles of any jurisdictions.

Section 13.12.        Waiver of Action for Partition. Each of the Partners does hereby agree to and does hereby irrevocably waive any right that such Partner may have to maintain any action for partition with respect to any of the Partnership Property.

Section 13.13.        Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the Partners had signed the same document. All counterparts shall be construed together and shall constitute but one and the same agreement.

ARTICLE 14
DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

Act means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. §17-101 et seq., as amended from time to time (or any corresponding provisions of succeeding law).

Adjusted Capital Account Deficit means, with respect to any Limited Partner, the deficit balance, if any, in such Limited Partner’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)           Credit to such Capital Account any amounts which such Limited Partner is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation §§1.704-2(g)(1) and 1.704-2(i)(5); and

(b)           Debit to such Capital Account the items described in § 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations.

The foregoing definition of “Adjusted Capital Account Deficit” is intended to comply with the provisions of §1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

Agreement or Partnership Agreement means this Agreement of Limited Partnership, as amended from time to time.

Affiliate means, with respect to any Partner, any Person which, directly or indirectly controls, is controlled by or is under common control with such Partner. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or interests, by contract or otherwise.

Available Cash Flow means all of the cash received by the Partnership from operations of the Partnership from time to time available (other than Capital Contributions and loans) less the portion thereof used to pay (or establish reserves for) the Partnership’s working capital needs, expenses, fees, principal and interest payments on Partnership debt and other contingencies, all as determined by the General Partner.

Business means the business of the Partnership as set forth in Section 1.1 hereof.

Capital Account means the bookkeeping account maintained for each Partner in accordance with Treasury Regulations issued under Section 704(b) of the Code, pursuant to Section 3 of this Agreement.

Capital Contribution means, with respect to any Partner, the amount of cash and the initial Gross Asset Value of any property (other than cash) contributed to the Partnership by such Partner or attributable to a Partnership Interest transferred to such Partner (whether or not for consideration).

Code means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

Dissolution Event has the meaning set forth in Section 11.1.

Depreciation means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis. In the event that the federal income tax depreciation, amortization, or other cost recovery deduction is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method.

Fiscal Year. means the period identified in Section 12.3(d) or any portion of such period, but solely to the extent such shorter period is necessary to allocate Profits, Losses, and other items of Partnership income, gain, loss, or deduction pursuant to Article 4.

Gross Asset Value means, with respect to any asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)           The initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset, as determined pursuant to Section 7.5.

(b)           The Gross Asset Value of any Partnership asset distributed to a Partner shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee Partner and the General Partner, as determined pursuant to Section 7.5.

(c)           The Gross Asset Values of the Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code should the Partnership make an election under Section 754 of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m).

(d)           The Gross Asset Value of the property of the Partnership shall be adjusted to equal its gross fair market value, as determined by the General Partner in accordance with Section 7.5, as of the following times: (a) the acquisition of an additional Interest by any new or existing Partner; (b) the distribution by the Partnership to a Partner of more than a de minimis amount of property as consideration for an Interest; and (c) the liquidation of the Partnership within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (a) and (b) above shall be made only if the General Partner reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership.

(e)           If the Gross Asset Value of an asset has been determined or adjusted pursuant to this definition, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

Interest means the aggregate equity ownership interest of a Partner in the Partnership representing such Partner’s respective rights, powers, and privileges as set forth in this Agreement, including without limitation, such Partner’s Percentage Interest and such Partner’s right to vote with respect to Partnership matters as specifically set forth in this Agreement.

Limited Partner means any Person who is referred to as such in the first paragraph of this Agreement or any Person who has been admitted as an additional Limited Partner and has not ceased to be a Limited Partner pursuant to the terms of this Agreement.

Partner means any General Partner or any Limited Partner, where no distinction is required by the context in which the term is used herein.

Partner Nonrecourse Debt means nonrecourse indebtedness of the Partnership with respect to which any Partner has a direct or indirect risk of loss, as more fully defined in Treasury Regulation §1.704-2(b)(4).

Partnership means the partnership continued pursuant to this Agreement and the partnership continuing the business of this Partnership in the event of dissolution and continuation of the business of this Partnership as herein provided.

Partnership Property means all real and personal property acquired by or contributed to, the Partnership and any improvements thereto, and shall include both tangible and intangible property.

Percentage Interest means, as to a Partner’s Interest, the percentage set forth opposite the Partner’s name on Exhibit A. Percentage Interests may be amended from time to time by the General Partner in order to reflect the admission of additional members to the Partnership, or additional Capital Contributions made to the Partnership by the Partners, or changes in ownership of Partnership Interests, as provided in this Agreement or any other event which all Partners agree necessitates a change in the manner ownership rights in the Partnership are shared.

Person means any individual, partnership, corporation, trust, or other entity.

Proceeding means any suit, proceeding, action, arbitration, investigation or claim by, in or before any court, arbitrator, administrative tribunal, governmental body or agency or other forum.

Profits and Losses means, for each fiscal year or other period, an amount equal to the Partnership’s taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)           Income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)           Expenditures of the Partnership described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

(c)           Gain or loss resulting from any disposition of Partnership Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

(d)           In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to paragraphs (b), (c) or (d) of the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits and Losses; and in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period.

(e)           Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Sections 4.3 hereof shall not be taken into account in computing Profits or Losses.

(f)            The amounts of the items of Partnership income, gain, loss or deduction available to be specially allocated pursuant to Sections 4.3 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (a) through (d) above of this definition.

Tax Matters Partner means the General Partner.

Transfer means to sell, assign, transfer, gift, donate, bequeath, devise, pledge, or otherwise dispose of or encumber to any Person other than the Partnership.

Treasury Regulations or Regulations means the regulations promulgated under the Code, as such regulations may be amended from time to time (including temporary regulations and corresponding provisions of succeeding regulations).

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement of Limited Partnership on the day first set forth above.

GENERAL PARTNER:

ENERGY PLUS HOLDINGS LLC
a Delaware limited liability company

By:	/s/ Kevin Kleinschmitt
	Name:	Kevin Kleinschmitt
	Title:	President

INITIAL LIMITED PARTNERS:

/s/ Richard Vague
Richard Vague

/s/ Kevin Kleinschmitt
Kevin Kleinschmitt

EXHIBIT A

TO

AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY PLUS NATURAL GAS LP

INTERESTS OF PARTNERS

Initial Partners	Capital Contribution	Percentage Interest

Limited Partners:

Richard Vague	$899.23	0.70%

Kevin Kleinschmidt	$385.38	0.30%

General Partner:

Energy Plus Holdings LLC	$127,176.30	99.00%

A-1